VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Pangaea Logistics Solutions Ltd.
Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-1 filed under form type S-1/A (File No. 333-201881)

Ladies and Gentleman:
On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On September 16, 2015, the Company filed with the SEC (via EDGAR) Post-Effective Amendment No. 1 to Form S-1 on Form S-1/A (File No. 333-201881) (the “Registration Statement”). We mistakenly filed the Post-Effective Amendment No. 1 to Form S-1 as Form type S-1/A instead of POS AM. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement. The Company intends to file Post-Effective Amendment No. 1 to Form S-1 (File No. 333-201881) under form type POS AM on October 1, 2015 to correct this error.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney Robert Rizzo of Willkie Farr & Gallagher LLP (212) 728-8162.

Sincerely, /s/ Anthony Laura Chief Financial Officer